EXHIBIT 99.1
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[logo -- CANADIAN NATURAL]
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                                                                           PRESS
                                                                         RELEASE
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                       CANADIAN NATURAL RESOURCES LIMITED
                               ANNOUNCES DIVIDEND
           CALGARY, ALBERTA - NOVEMBER 3, 2004 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.10 (ten cents) per common share. The dividend will be payable January 1, 2005 to shareholders of record at the close of business on December 17, 2004.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.




For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

          TELEPHONE:  (403) 514-7777                     ALLAN P. MARKIN
                                                                Chairman

          FACSIMILE:  (403) 517-7370                    JOHN G. LANGILLE
          EMAIL:      IR@CNRL.COM                              President
          WEBSITE: WWW.CNRL.COM
                                                           STEVE W. LAUT
                                                 Chief Operating Officer
          TRADING SYMBOL - CNQ
          Toronto Stock Exchange                         COREY B. BIEBER
          New York Stock Exchange                               Director
                                                      Investor Relations



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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